EXHIBIT 99.81
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                OCTOBER 18, 2004

            ADVANTAGE CONFIRMS 8.7% INCREASE IN MONTHLY DISTRIBUTION
                              TO CDN$0.25 PER UNIT

                                  (TSX: AVN.UN)

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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of October 2004 will be Cdn$0.25 per Unit which is an 8.7% increase over the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.3% based on the October 15, 2004 closing price of Cdn$21.02 per Unit.

The Fund's payout ratio is anticipated to decline to approximately 75% for Q4, 2004. The payout ratio is expected to decline further in the first quarter of 2005 to levels below 65%, as the Fund's current hedging program substantially expires at the end of 2004 allowing the Fund to fully benefit from strengthening commodity markets.

The distribution will be payable on November 15, 2004 to Unitholders of record at the close of business on October 29, 2004. The ex-distribution date is October 27, 2004. The cash distribution is based on approximately 44.5 million Units currently outstanding.

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: Www.advantageincome.com
                      E-mail: advantage@advantageincome.com